# Gobekli Inc.
## Statement of Operations
Unaudited

| | 2021 | 2020 |
|---|---|---|
| Revenue | $ - | $ - |
| Cost of revenue | - | - |
| Gross profit (loss) | - | - |
| Research & development expense | 2,218 | 228 |
| Sales & marketing expense | | |
| General & administrative expense | 2,075 | 9,640 |
| Operating expenses | 4,293 | 9,868 |
| Operating profit (loss) | (4,293) | (9,868) |
| Interest expense, other | 113 | 111 |
| Interest expense, conv. note | 400 | 366 |
| Net loss | $ (4,806) | $ (10,345) |